SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                           AIM COUNSELOR SERIES TRUST

On September 17 - 19, 2007, the Board of Trustees of AIM Counselor Series Trust, on behalf of AIM Select Real Estate Income Fund, approved new investment strategies to access additional investment opportunities, such as investing in credit default swaps and participation notes.